October 18, 2007	Darren K. DeStefano

VIA EDGAR AND HAND DELIVERY	T: (703) 456-8034
ddestefano@cooley.com

Michael McTiernan, Esq.

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed October 5, 2007

File No. 333-145294

Dear Mr. McTiernan:

On behalf of DuPont Fabros Technology, Inc. (“DuPont Fabros” or the “Company”), we are transmitting for filing one copy of Pre-effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-11, File No. 333-145294 (the “Registration Statement”), marked to show changes from Pre-effective Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2007.

The Amendment is being filed in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated October 16, 2007, with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Risk Factors, page 20

Hedging transactions may limit…page 29

1. Please revise to clarify, if true, that the applicable credit spread will be fixed post-offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 to clarify that the credit spread under the KeyBank facility will be fixed following the completion of the offering at 1.50%. The Company has made conforming changes on pages 70 and 76.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 18, 2007

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

2. You disclose on page 59 that upon completion of the KeyBank Refinancing, this offering and the formation transactions, you expect to have approximately $370.4 million of total debt. Please advise us why the pro forma condensed consolidated balance sheet only shows $255.7 million of outstanding debt and revise as necessary.

In response to the Staff’s comment, the Company supplementally advises the Staff that the difference between the pro forma outstanding debt as of June 30, 2007 and the expected consolidated indebtedness upon completion of the offering results from increased borrowings incurred subsequent to June 30, 2007 in connection with the development of ACC4 and CH1, as described in “Use of Proceeds.” The Company has revised the disclosure on pages 52, 69 and 71 to clarify this distinction.

Management, page 97

Involvement in Certain Legal Proceedings, page 103

3. Please revise your disclosure to discuss the remedial sanctions that were imposed. In addition, please give more detailed disclosure about the disclosure violations, including the type of transaction that was involved.

In response to the Staff’s comment, the Company has expanded the disclosure to describe the remedial sanctions imposed and to provide more detail concerning the transaction and violations in question.

*******

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Geoffrey M. Ossias, Esq., of this office, at (703) 456-8108.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano, Esq.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 18, 2007

Page Three

cc:	Angela McHale, Esq.

Lammot J. du Pont, DuPont Fabros Technology, Inc.

Hossein Fateh, DuPont Fabros Technology, Inc.

Steven G. Osgood, DuPont Fabros Technology, Inc.

John H. Toole, Esq.

Geoffrey M. Ossias, Esq.

Daniel M. LeBey, Esq.

Stuart A. Barr, Esq.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM